Room 4561
Via fax 01181352209905

September 5, 2008

Kagemasa Kozuki
Chairman of the Board and CEO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330, Japan

Re: **Konami Corporation**
   Form 20-F for the Fiscal Year Ended March 31, 2008
   Filed August 2, 2007
   File no. 1-31452

Dear Mr. Kozuki:

   We have reviewed the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended March 31, 2008

Business Overview

Computer & Video Games business

Platform Licenses, page 27

You disclose that you can only publish games for use on game platforms if you receive a platform license from certain companies, such as Sony, Nintendo and Microsoft. Please provide us with your analysis as to why Konami is not substantially dependent upon its platform licenses with these companies for purposes of Instruction 4(b)(ii) to Exhibits of Form 20-F. As a related matter, we understand that the initial term of platform licenses is generally several years and extensions are for one-year terms. Please ensure that the platform license table on page 28 identifies which agreements are renewed automatically.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Levy, Staff Attorney, at (202) 551-3292, or me at (202) 551-3735 if you have questions regarding above comment.

Sincerely,

Barbara C. Jacobs
Assistant Director